FEDERATED HERMES FUNDS

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 23, 2021

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ADVISER SERIES

333-257016

811- 23259

FEDERATED HERMES GLOBAL ALLOCATION FUND

333-257019

811-1

FEDERATED HERMES INCOME SECURITIES TRUST

333-257018

811-4577

FEDERATED HERMES MDT SERIES

333-257017

811-21904

FEDERATED HERMES MUNICIPAL BOND FUND, INC.

333-257020

811-2677

FEDERATED HERMES WORLD INVESTMENT SERIES

333-257021

811-7141

(each a “Registrant,” collectively, the “Registrants”)

Dear Mr. Cowan:

The Registrants are filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on July 7, 2021, regarding their Preliminary Registration Statements on Form N-14 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on June 11, 2021.

The Registrants named above, except Federated Hermes MDT Series, each filed an identical Prospectus/Proxy Statement and Statement of Additional Information (“SAI”). Federated Hermes MDT Series filed a separate Prospectus/Proxy Statement and SAI.

Prospectus/Proxy Statement – Federated Hermes MDT Series

COMMENT 1. Heading on Page One

Please change the heading on page one from “Prospectus/Proxy Statement” to “Q&A.”

RESPONSE:

The Registrant will add a heading for “Questions and Answers” before the first question “Why am I being asked to vote.”

COMMENT 2. Q&A - Virtual Meeting Requirements

As the meeting will be held via the internet, please confirm that all the requirements for virtual meetings will be complied with. We refer you to the requirements from the guidance on virtual meetings: https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns?auHash=zrsDVFen7QmUL6Xou7EIHYov4Y6IfrRTjW3KPSVukQs

RESPONSE:

The Registrant confirms that all requirements for virtual meetings as outlined in the noted guidance will be complied with.

COMMENT 3. Q&A – AIC Board of Trustees Recommendation

Under the fourth bullet point, please delete the phrase “all of which may benefit the performance …” The Staff generally doesn’t allow for statements regarding future performance. See Rule 156 under the Securities Act of 1933.

RESPONSE:

The Registrant will edit the noted disclosure as shown below (deletions stricken, additions bold and underlined):

The Federated Hermes Funds Adviser and Hancock Horizon Funds Adviser also believe the Reorganizations could provide the potential for greater efficiencies and investment opportunities over time~~, all of which may benefit the performance of the Federated Hermes Fund~~.

COMMENT 4. Q&A – How Will the Reorganizations Affect my Investment?

Under the second bullet point:

a.	In the second sentence, insert “aggregate” in the phrase “based on the aggregate net asset value of the Hancock Horizon Fund shares …
b.	In the third sentence, insert “net asset value” to replace the phrase “values of the assets.”

RESPONSE:

The Registrant will edit the noted disclosure as shown below (deletions stricken, additions bold and underlined):

You will receive the number of shares of the Federated Hermes MDT Small Cap Core Fund based on the aggregate net asset value of the Hancock Horizon Fund shares that you own at the time of the Reorganization. However, because the net asset value ~~values of the assets~~ of each Hancock Horizon Fund will be determined for these purposes in accordance with the Federated Hermes MDT Small Cap Core Fund’s valuation procedures (and not the Hancock Horizon Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the Hancock Horizon Funds’ valuation procedures) and the value of your investment immediately after the Reorganization.

COMMENT 5. Q&A – How Will the Reorganization Affect my Fees?

a.	Summarize the effect on fees as a result of the proposed reorganization in the narrative (e.g., fees would be lower on a net and gross basis, though net fees would go up after 1 year).
b.	The charts are hard to follow. Individual charts may be more useful visually.
c.	In order to keep this as readable as possible, please delete each footnote to the table since a cross reference to the comparative fee tables is already included.

RESPONSE:

The Registrant will revise the disclosure as shown below (deletions stricken, additions bold and underlined). The Registrant will also delete the footnotes from this table.

Please see the table below reflecting the pre-Reorganization total annual operating expenses for each of the Hancock Horizon Funds and classes, on a gross and net basis, and the anticipated post-Reorganization total annual operating expenses of the Federated Hermes Fund and classes, on both a gross and net basis. The Federated Hermes Fund has competitive expense ratios with lower gross expense ratios and net expense ratios after waivers when compared to the Hancock Horizon Funds.

In addition, the Registrant notes that certain formatting relating to this chart and others was not incorporated into the courtesy copies of the prospectus/proxy statements provided to the Staff for their review, although it was correctly incorporated in the filings on EDGAR. The Registrant has undertaken to review all charts and tables to identify areas where the tables can be reformatted to assist shareholder review. For example, the Registrant has included below an excerpt of the chart addressed in this comment showing how individual reorganizations are isolated using alternating grey and white rows to better lead the eye of readers to which funds and classes they should be comparing. The Registrant will also update the relevant table header to refer to the “Corresponding Federated Hermes Fund” to further assist shareholder review.

Hancock Horizon Fund	Pre-Reorganization Total Annual Operating Expenses Gross/Net	Corresponding Federated Hermes Fund	Post-Reorganization Total Annual Operating Expenses Gross/Net*
Hancock Horizon Burkenroad Small Cap Fund		Federated Hermes MDT Small Cap Core Fund
Institutional	1.21%/1.00%	Institutional	1.06%/0.89%
Investor	1.46%/1.25%	Class A	1.41%/1.14%
Class D	1.71%/1.50%	Class A	1.41%/1.14%
Hancock Horizon Microcap Fund		Federated Hermes MDT Small Cap Core Fund
Institutional	1.54%/1.30%	Institutional	1.06%/0.89%
Investor	1.79%/1.55%	Class A	1.41%/1.14%

COMMENT 6. Q&A – Who Will Pay for the Reorganizations?

a.	The Staff notes the phrase “qualification of shares of the Federated Hermes Fund.” It is not clear to us what this means. Please explain or clarify.
b.	The Staff notes the below disclosure. Provide an estimate of these costs, including what cost will be on per share basis and capital gain impact.

… (ii) to the extent that any transition of portfolio securities is required in connection with the Reorganizations, a Fund may incur transaction expenses associated with the transfer or sale and purchase of portfolio securities. The Funds shall be responsible for their respective transaction expenses associated with the sale and purchase of portfolio securities.

RESPONSE:

a. The Registrant will revise the noted disclosure as shown below (deletions stricken, additions bold and underlined):

(i) the Federated Hermes Funds will bear expenses, if any, associated with the ~~qualification~~ registration of shares of the Federated Hermes Funds for sale in the various states;

b. The Registrant will revise the noted disclosure as shown below (deletions stricken, additions bold and underlined):

(ii) to the extent that any transition of portfolio securities is required in connection with the Reorganizations, a Fund may incur transaction expenses associated with the transfer or sale and purchase of portfolio securities. The Funds shall be responsible for their respective transaction expenses associated with the sale and purchase of portfolio securities. However, as each security held by each Hancock Horizon Fund is eligible to be held by the Federated Hermes Fund, the amount of transaction costs incurred by the Hancock Horizon Funds and the Federated Hermes Fund in connection with these potential sales and acquisitions of portfolio securities is not expected to be material and is not expected to cause a material capital gain impact based on an analysis of each Fund’s portfolio as of June 30, 2021. (Please refer to “Information About the Reorganizations – Costs of Reorganizations” in the attached Prospectus/Proxy Statement for further information.)

COMMENT 7. Summary

The Staff notes the following disclosure:

“The Hancock Horizon Funds Adviser and Federated Hermes Funds Adviser believe that the investment objectives, policies, risks and limitations of each Hancock Horizon Fund and the surviving Federated Hermes Fund are similar and that the Federated Hermes Fund has competitive expense ratios with lower net expense ratios after waivers when compared to the Hancock Horizon Funds.”

Noting the use of the word “competitive,” are the Federated Hermes Fund gross expenses not lower as well? Revise accordingly.

RESPONSE:

The Registrant confirms the Federated Hermes Fund gross expenses are lower as well. Accordingly, the Registrant will revise the noted disclosure as shown below (deletions stricken, additions bold and underlined):

The Hancock Horizon Funds Adviser and Federated Hermes Funds Adviser believe that the investment objectives, policies, risks and limitations of each Hancock Horizon Fund and the surviving Federated Hermes Fund are similar and that the Federated Hermes Fund has competitive expense ratios with lower gross expense ratios and net expense ratios after waivers when compared to the Hancock Horizon Funds.

COMMENT 8. Summary

With respect to the performance chart, this is a little difficult to see the relevant performance comparisons. Is there a better way to format this?

RESPONSE:

Please refer to the Registrants’ response to Comment 5 above and the specific example of this table below.

Fund	1 Year	5 Year	10 Year
Hancock Horizon Burkenroad Small Cap Fund Institutional Class	92.57%	10.41%	9.58%
Federated Hermes MDT Small Cap Core Fund Institutional Shares	95.56%	15.34%	12.44%
Hancock Horizon Burkenroad Small Cap Fund Class D	91.57%	10.04%	9.26%
Hancock Horizon Burkenroad Small Cap Fund Investor Class	92.13%	10.20%	9.47%
Federated Hermes MDT Small Cap Core Fund Class A	95.17%	15.06%	12.16%
Hancock Horizon Microcap Fund Institutional Class	74.51%	5.68%	N/A
Federated Hermes MDT Small Cap Core Fund Institutional Shares	95.56%	15.34%	12.44%
Hancock Horizon Microcap Fund Investor Class	74.04%	5.41%	N/A
Federated Hermes MDT Small Cap Core Fund Class A	95.17%	15.06%	12.16%

COMMENT 9. Summary

In the last paragraph of the section, please include an estimate of the transaction costs or flesh out more why it is immaterial.

RESPONSE:

The Registrant will revise the noted disclosure as shown below (deletions stricken, additions bold and underlined):

As each security held by each Hancock Horizon Fund is eligible to be held by the Federated Hermes Fund, the amount of transaction costs incurred by the Hancock Horizon Funds and the Federated Hermes Fund in connection with these potential sales and acquisitions of portfolio securities is not expected to be material and not expected to cause a material capital gain impact based on an analysis of each Fund’s portfolio as of June 30, 2021. Given that the Reorganizations, if approved, would not be consummated until on or about September 24, 2021, and given that the Hancock Horizon Funds Adviser may otherwise determine to sell any security as part of its normal investment decision making process and purchase replacement securities, it is difficult to determine which portfolio securities of the Hancock Horizon Funds will be sold in connection with the proposed Reorganizations.

COMMENT 10. Comparison of Investment Risks

a.	Please delete the cross-reference to the risks described in Annex B. Disclose risks in proxy/prospectus.
b.	To aid in the visual comparison, the chart should only include applicable risks to the funds (remove risks with no check marks).
c.	Delete the sub-heading “Investment Risks” as there is already a relevant sub-heading provided above the disclosure.
d.	With respect to the comparison of Hancock Horizon Microcap Fund and Federated Hermes MDT Small Cap Core Fund, please explain why only Hancock Horizon Microcap Fund includes a risk factor for portfolio turnover risk. The following turnover rates are indicated on page 21:

Federated Hermes MDT Small Cap Core Fund 223%

Hancock Horizon Microcap Fund 137%

e.	With respect to the comparison of Hancock Horizon Burkenroad Small Cap Fund and Federated Hermes MDT Small Cap Core Fund, please explain why this difference does not require a shareholder vote under rule 17a-8.

RESPONSE:

a.	The Registrant will move the content of Annex B to the end of the section entitled “COMPARISON OF INVESTMENT RISKS” within the body of the prospectus/proxy statement.
b.	The Registrant will only include rows in each chart where the risks are applicable to at least one Fund included in such chart.
c.	The Registrant will delete the sub-heading “Investment Risks.”
d.	The Registrant has reviewed the risk disclosure and portfolio turnover of the Funds and agrees that portfolio turnover risk is applicable to the Federated Hermes MDT Small Cap Core Fund. The Registrant will revise the Prospectus/Proxy Statement to reflect this application.
e.	Please refer to the Registrants’ response to Comment 34 below.

COMMENT 11. Comparative Fee Tables

a.	Please confirm fees in this N-14 are current fees.
b.	In the second paragraph, the Staff notes the phrase “most recently completed fiscal six-month period.” Please include the date.
c.	In the introductory paragraph to the “Shareholder Fees and Annual Fund Operating Expenses” table, please make the following sentence bold per the requirements of Form N-1A: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and expense examples below.”
d.	The rows and columns should be reversed, it is a little hard to read visually.
e.	Please include a fourth line item to each table showing the pro forma of all 3 funds merged. See Dear CFO 1995-11 https://www.sec.gov/investment/accounting-matters-bibliography

RESPONSE:

a.	The Registrant confirms all fees in the Prospectus/Proxy Statement are current fees.
b.	The Registrant will revise the disclosure to refer to “the fiscal six-month period ended January 31, 2021.”
c.	The Registrant will make the noted sentence bold.
d.	Given the large number of Funds in the two Prospectus/Proxy Statements being filed by the Registrants, the Registrants believe that this presentation is the most efficient manner of providing all required fee table information and will not be confusing to shareholders. The Registrants note that others in the industry have similarly structured fee tables for large Form N-14 filings covering many reorganizations. In addition, as noted in response to Comment 5 above, the Registrant has undertaken to review all charts and tables to identify areas where the tables can be reformatted to assist shareholder review and will update the fee tables using alternating grey and white rows to improve readability and better lead the eye of readers to which funds and classes they should be comparing as shown in Response 11(e) below.
e.	The Registrant will add an additional set of fee tables to the “COMPARATIVE FEE TABLES” section as shown below:

Combined Reorganization of Both Hancock Horizon Burkenroad Small Cap Fund and Hancock Horizon Microcap Fund into Federated Hermes MDT Small Cap Core Fund

		Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	Maximum Sales Charge (Load ) Imposed on Reinvested Dividends (and other distributions)	Redemption Fee (as a percentage of amount redeemed, if applicable)	Exchange Fee
Hancock Horizon Burkenroad Small Cap Fund	IS	None	None	None	None	None
Hancock Horizon Microcap Fund	IS	None	None	None	None	None
Federated Hermes MDT Small Cap Core Fund	IS	None	None	None	None	None

Hancock Horizon Burkenroad Small Cap Fund	I	None	None	None	None	None
Hancock Horizon Microcap Fund	I	None	None	None	None	None
Federated Hermes MDT Small Cap Core Fund	A	5.50%	0.00%	None	None	None

Hancock Horizon Burkenroad Small Cap Fund	D	None	None	None	None	None
Federated Hermes MDT Small Cap Core Fund	A	5.50%	0.00%	None	None	None

		Management Fee	Distribution (12b-1) Fee	Other Expenses[1]	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Fee Waiver and Expense Reimbursement	Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement
Hancock Horizon Burkenroad Small Cap Fund	IS	0.80%	None	0.41%	None	1.21%	(0.21)%[2]	1.00%
Hancock Horizon Microcap Fund	IS	0.80%	None	0.74%	None	1.54%	(0.24)%[3]	1.30%
Federated Hermes MDT Small Cap Core Fund	IS	0.80%	None	0.26%	None	1.06%	(0.17)%[4]	0.89%
Federated Hermes MDT Small Cap Core Fund ( Combined Pro Forma)	IS	0.80%	None	0.25%	None	1.05%	(0.16)%[4]	0.89%

Hancock Horizon Burkenroad Small Cap Fund	I	0.80%	None	0.66%	None	1.46%	(0.21)%[2]	1.25%
Hancock Horizon Microcap Fund	I	0.80%	None	0.99%	None	1.79%	(0.24)%[3]	1.55%
Federated Hermes MDT Small Cap Core Fund	A	0.80%	0.00%[5]	0.61%	None	1.41%	(0.27)%[4]	1.14%
Federated Hermes MDT Small Cap Core Fund (Combined Pro Forma)	A	0.80%	0.00%[5]	0.55%	None	1.35%	(0.21)%[4]	1.14%

Hancock Horizon Burkenroad Small Cap Fund	D	0.80%	0.25%	0.66%	None	1.71%	(0.21)%[1]	1.50%
Federated Hermes MDT Small Cap Core Fund	A	0.80%	0.00%[5]	0.61%	None	1.41%	(0.27)%[4]	1.14%
Federated Hermes MDT Small Cap Core Fund (Combined Pro Forma)	A	0.80%	0.00%[5]	0.55%	None	1.35%	(0.21)%[4]	1.14%
[1]	Each Fund’s Other Expenses, the majority of which are Fund level expenses, also includes class-specific expenses associated with the payment of fees to third parties for the provision of shareholder services. See “Summary – Investment Advisory Fees and Other Fees/Expenses – Service Fees” for a discussion of such fees, including the amounts payable by each class of the Funds.

2  The Hancock Horizon Funds Adviser has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding interest, taxes, acquired fund fees and expenses, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.00%, 1.25% and 1.50% of the Fund’s average daily net assets of the Institutional Class, Investor Class and Class D Shares, respectively, until May 31, 2022 (the “expense caps”). In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense caps to recoup all or a portion of its prior fee waivers or expense reimbursements made during the three-year period preceding the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense caps: (i) at the time of the fee waiver and/or expense reimbursement; and (ii) at the time of the recoupment. This Agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund II (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on May 31, 2022.

3  The Hancock Horizon Funds Adviser has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding interest, taxes, acquired fund fees and expenses, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 1.30% and 1.55% of the Fund’s average daily net assets of the Institutional Class and Investor Class, respectively, until May 31, 2022 (the “expense caps”). In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense caps to recoup all or a portion of its prior fee waivers or expense reimbursements made during the three-year period preceding the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense caps: (i) at the time of the fee waiver and/or expense reimbursement; and (ii) at the time of the recoupment. This Agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund II (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on May 31, 2022.

4  The Federated Hermes Funds Adviser and certain of its affiliates, on their own initiative, have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Total annual fund operating expenses (excluding acquired fund fees and expenses, interest expense, extraordinary expenses and proxy-related expenses paid by the Fund, if any) paid by the Fund’s A and IS classes (after the voluntary waivers and/or reimbursements) will not exceed 1.13% and 0.88% (the “Fee Limit”), respectively, up to but not including the later of: (a) October 1, 2021; or (b) the date of the Fund’s next effective Prospectus (the “Termination Date”). While the Federated Hermes Funds Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Trustees. If this Reorganization is approved, the Termination Date will be extended up to, but not including the later of (a) November 1, 2022 or (b) the first day of the month following the one year anniversary of the Closing Date.

[5]	The Federated Hermes Fund has adopted a Distribution (12b-1) Plan for its Class A Shares pursuant to which the A class of the Fund may incur and pay a Distribution (12b-1) Fee of up to a maximum amount of 0.05%. No such fee is currently incurred and paid by the A class of the Fund. The A class of the Fund will not incur and pay such a Distribution (12b-1) Fee until such time as approved by the Fund’s Board of Trustees (the “Trustees”).

COMMENT 12. Investment Advisory Fees and Other Fees/Expenses

In the table under the sub-heading “Investment Advisory Fees,” explain why the removal of breakpoints is not a material change to the advisory contract that would require a vote under rule 17a-8.

RESPONSE:

Please refer to the Registrants’ response to Comment 34 below.

COMMENT 13. Information About the Reorganizations

a.	Under “Board Considerations,” confirm supplementally that all considerations adverse to the reorganization are included.
b.	In the fourth bullet point, the Staff notes the word “competitive” and issues the same comment as provided in Comment 7 above.
c.	Please fix the typo in the seventh bullet point.
d.	With respect to the eleventh bullet point, did the Board consider that new purchases on A shares will be subject to a sales charge? And did they consider an alternative share class?
e.	In the following sentence add the word “unanimously” if true; if not, indicate that the approval was not unanimous: “Based on the foregoing, the AIC Board unanimously approved the Plans and Reorganizations on behalf of the Hancock Horizon Funds.”
f.	In the following sentence add the word “unanimously” if true; if not, indicate that the approval was not unanimous: The Board of Trustees of the Federated Hermes Registrant (the “Federated Hermes Funds Board”) likewise unanimously approved the Reorganizations on behalf of the Federated Hermes Fund.”
g.	Under “Federated Hermes Funds Board Considerations,” confirm supplementally that any factors adverse to the reorganization are included.
h.	Under the second bullet under “Federated Hermes Funds Board Considerations,” the Staff notes the phrase “competitive expense ratios with lower net expense ratios after waivers when compared to the Hancock Horizon Funds.” Should there also be a reference to lower gross expenses?
i.	Under the fourth bullet under “Federated Hermes Funds Board Considerations,” the Staff notes the phrase “and may benefit the performance of the Federated Hermes Fund over time.” Please refer to Comment 3 above.
j.	In the last sentence under “Federated Hermes Funds Board Considerations,” please add the word “unanimously” to the following sentence if true; if not, indicate that the approval was not unanimous: “Based on the foregoing, the Federated Hermes Funds Board unanimously approved the Plans and Reorganizations on behalf of the Federated Hermes Fund.”

RESPONSE:

a.	Supplementally, the Registrant confirms that all material factors considered by the AIC Board have been disclosed.
b.	The Registrant will revise the noted disclosure consistent with the response to Comment 7 above.
c.	The Registrant will fix the typo in the seventh bullet point.
d.	Supplementally, the Registrant confirms that, as part of the total package of information provided to the AIC Board in connection with its consideration of each Reorganization, the AIC Board was presented with the fact that any future purchases of Class A shares of a Surviving Fund after the Reorganization made by an existing Investor Class shareholder of a Reorganizing Fund (a “Reorganizing Fund Shareholder”) would be subject to a sales charge unless: (i) such Reorganizing Fund Shareholder’s account opened on the books and records of the Surviving Fund as part of the Reorganization remains open and is held directly with the Surviving Fund’s transfer agent (and not through an intermediary); or (ii) such future purchase otherwise qualifies for a sales load exception pursuant to the terms of the Surviving Fund’s prospectus (such as, for example, that the shares are purchased through a program offered by a financial intermediary that provides for the purchase of shares without imposition of a sales charge and where the financial intermediary has agreed not to receive a dealer reallowance on purchases under the program).

As part of its consideration whether to approve the Reorganizations, the Board took into account the sales charge information above, along with all other information made available to the AIC Board, including information that may have been deemed by the AIC Board to provide greater support for the approval of a Reorganization and information that may have been deemed by the AIC Board to provide less support for the approval of a Reorganization. After considering the totality of all information presented to the AIC Board and weighing the positives and negatives of all information presented, the AIC Board determined that the Reorganizations are in the best interest of the Hancock Horizon Funds and their shareholders and determined to approve the Reorganizations. In its deliberations, the AIC Board did not identify any particular single piece of information that was all-important, controlling or determinative of its decision, but considered all of the information provided to the AIC Board together, and individual AIC Board members may have attributed different weights to various pieces of information.

Each Reorganization is intended to reorganize each share class of the applicable Hancock Horizon Fund into what the Federated Hermes Funds Adviser believes is the most appropriate and analogous share class of the Federated Hermes Fund. Accordingly, the Hancock Horizon Funds Adviser did not present the AIC Board with any alternative share classes to consider as part of the background materials, analyses and other information provided to the Board in connection with the April Meeting or as part of discussions held between the AIC Board and representatives of Hancock Horizon Funds Adviser at the April Meeting because the Hancock Horizon Funds Adviser believes that such information was not relevant to the terms of each proposed Reorganization. Accordingly, the Board did not consider an alternative share class in connection with its approval of each Reorganization.

e.	The Registrant will revise the noted disclosure to reflect that the AIC Board unanimously approved the Reorganizations on behalf of the Hancock Horizon Funds.
f.	The Registrant will revise the noted disclosure to reflect that the Federated Hermes Funds Board unanimously approved the reorganizations on behalf of the Federated Hermes Fund.
g.	Supplementally, the Registrant confirms that all considerations adverse to the reorganizations that were considered by the Federated Hermes Funds Board are included.
h.	The Registrant will revise the noted disclosure consistent with the response to Comment 7 above.
i.	The Registrant will revise the noted disclosure consistent with the response to Comment 3 above.
j.	The Registrant will revise the noted disclosure to reflect that the Federated Hermes Funds Board unanimously approved the reorganizations on behalf of the Federated Hermes Fund.

COMMENT 14. About the Proxy Solicitation and the Special Meeting

Under paragraph six, delete and revise the following disclosure to state broker non-votes will not be counted for purposes of quorum since only non-routine matters will be voted on. See NYSE rule 452.11: “… broker “non-votes”, therefore: (i) will be included for purposes of determining whether a quorum is present: …”

RESPONSE:

The Registrant will edit the noted disclosure as shown below (deletions stricken, additions bold and underlined):

Abstentions will be treated as votes present at the Special Meeting and therefore will be included for purposes of determining whether a quorum is present. However, abstentions will not be treated as votes cast at such Special Meeting. Abstentions, therefore, will have no effect on proposals that require an affirmative vote of a majority of votes cast for approval. ~~and broker~~

In contrast, broker “non-votes” (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will not be treated as votes present at the Special Meeting and ~~but~~ will not be treated as votes cast at such Special Meeting~~. Abstentions and broker~~ Broker “non-votes”, therefore: (i) will not be included for purposes of determining whether a quorum is present; and (ii) will have no effect on proposals that require an affirmative vote of a majority of votes cast for approval.

COMMENT 15: Annex B Principal Investment Risks

Move Annex B disclosure to the body of proxy/prospectus.

RESPONSE:

The Registrant will move the content of Annex B to the end of the section entitled “COMPARISON OF INVESTMENT RISKS” within the body of the prospectus/proxy statement.

COMMENT 16: Annex C Comparison of Investment Limitations

Move Annex C disclosure to the body of proxy/prospectus.

RESPONSE:

The Registrant will move the content of Annex C to the end of the section entitled “COMPARISON OF INVESTMENT LIMITATIONS” within the body of the prospectus/proxy statement.

Prospectus/Proxy Statement -All Registrants except Federated Hermes MDT Series

COMMENT 17. Heading on Page One

Please change the heading on page one from “Prospectus/Proxy Statement” to “Q&A.”

RESPONSE:

The Registrants will add a heading for “Questions and Answers” before the first question “Why am I being asked to vote.”

COMMENT 18. Q&A – Tax-Free Hancock Horizon Funds

Please highlight earlier that the Hancock Horizon Louisiana Tax-Free Income Fund and Hancock Horizon Mississippi Tax-Free Income Fund are exempt from state taxes, but the corresponding acquiring funds are not exempt from state taxes.

RESPONSE:

The Registrants will add the below language as a new bullet under “How will the Reorganizations affect my investment?”

The Hancock Horizon Louisiana Tax-Free Income Fund and Hancock Horizon Mississippi Tax-Free Income Fund differ from the Federated Hermes Municipal Bond Fund, Inc. in that each Hancock Horizon Fund is a state-specific municipal fund that focuses on fixed income securities that produce income exempt from Louisiana or Mississippi state income tax, as applicable, as well as federal regular income tax, whereas the Federated Hermes Municipal Bond Fund, Inc. is a national municipal fund that only focuses on securities that produce income exempt from federal regular income tax.

COMMENT 19. Q&A - Virtual Meeting Requirements

As the meeting will be held via the internet, please confirm that all the requirements for virtual meetings will be complied with. We refer you to the requirements from the guidance on virtual meetings: https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns?auHash=zrsDVFen7QmUL6Xou7EIHYov4Y6IfrRTjW3KPSVukQs

RESPONSE:

The Registrants confirm that all requirements for virtual meetings as outlined in the noted guidance will be complied with.

COMMENT 20. Q&A – AIC Board of Trustees Recommendation

Under the second bullet point, the Staff notes the disclosure below and requests that the Registrants add the bold underlined disclosure:

“ … although the Hancock Horizon Funds have outperformed the Federated Hermes Funds in certain annual periods and in the five year period for Hancock Horizon Diversified International Fund.”

RESPONSE:

The Registrants will incorporate the noted disclosure.

COMMENT 21. Q&A – AIC Board of Trustees Recommendation

Under the third bullet point, the Staff notes the disclosure below and requests that the Registrant change “expected to have” to “will have” as the Federated Hermes MDT Market Neutral Fund is now effective:

“The Federated Hermes MDT Market Neutral Fund is expected to have the same advisory fee as the Hancock Horizon Quantitative Long/Short Fund.”

RESPONSE:

The Registrants will revise the noted disclosure to “will have” and make conforming edits elsewhere throughout the document to reflect that Federated Hermes MDT Market Neutral Fund is now effective.

COMMENT 22. Q&A – AIC Board of Trustees Recommendation

Under the fourth bullet point, please delete the phrase “all of which may benefit the performance …” The Staff generally doesn’t allow for statements regarding future performance. See Rule 156 under the Securities Act of 1933.

RESPONSE:

The Registrants will edit the noted disclosure as shown below (deletions stricken, additions bold and underlined):

The Federated Hermes Funds Advisers and Hancock Horizon Funds Adviser also believe the Reorganizations could provide the potential for greater efficiencies and investment opportunities over time~~, all of which may benefit the performance of each Federated Hermes Fund~~.

COMMENT 23. Q&A – How Will the Reorganizations Affect my Investment?

Under the second bullet point:

a.	In the second sentence, insert “aggregate” in the phrase “based on the aggregate net asset value of the Hancock Horizon Fund shares …
b.	In the third sentence, insert “net asset value” to replace the phrase “values of the assets.”

RESPONSE:

The Registrants will edit the noted disclosure as shown below (deletions stricken, additions bold and underlined):

You will receive the number of shares of the corresponding surviving Federated Hermes Fund based on the aggregate net asset value of the Hancock Horizon Fund shares that you own at the time of the Reorganization. However, because the net asset value ~~values of the assets~~ of each Hancock Horizon Fund will be determined for these purposes in accordance with the corresponding Federated Hermes Fund’s valuation procedures (and not the Hancock Horizon Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the Hancock Horizon Funds’ valuation procedures) and the value of your investment immediately after the Reorganization.

COMMENT 24. Q&A – How Will the Reorganization Affect my Fees?

a.	Summarize the effect on fees as a result of the proposed reorganization in the narrative (e.g., fees would be lower on a net and gross basis, though net fees would go up after 1 year).
b.	The charts are hard to follow. Individual charts may be more useful visually.
c.	In order to keep this as readable as possible, please delete each footnote to the table since a cross reference to the comparative fee tables is already included.

RESPONSE:

The Registrants will revise the disclosure as shown below (deletions stricken, additions bold and underlined). The Registrants will also delete the footnotes from this table.

Please see the table below reflecting the pre-Reorganization total annual operating expenses for each of the Hancock Horizon Funds and classes, on a gross and net basis, and the anticipated post-Reorganization total annual operating expenses of the corresponding Federated Hermes Funds and classes, on both a gross and net basis. Except for the newly created Federated Hermes MDT Market Neutral Fund, the Federated Hermes Funds have competitive expense ratios with lower gross expense ratios and net expense ratios after waivers when compared to the Hancock Horizon Funds. The Federated Hermes MDT Market Neutral Fund is expected to have higher gross and net expense ratios than its corresponding Hancock Horizon Fund due to dividend and interest payments and other expenses relating to short sales that are excluded from its fee waiver arrangement, as discussed in greater detail above. It is expected that the Federated Hermes MDT Market Neutral Fund will have such higher dividend and other expenses related to short sales due to the Fund’s investment strategy to maintain long and short exposures in an attempt to neutralize market volatility. The Federated Hermes Funds Adviser believes that the Federated Hermes MDT Market Neutral Fund’s market neutral strategy is advantageous and beneficial to shareholders as the Fund’s performance is not dependent upon the direction of the equity markets and the Federated Hermes MDT Market Neutral Fund’s overall price movements are not expected to correlate with the general stock market’s price movements. The Hancock Horizon Funds Adviser believes that the Reorganization, which as noted below is intended to be tax-free, presents a viable alternative to a liquidation of the Hancock Horizon Quantitative Long/Short Fund, which would result in a taxable event for the Hancock Horizon Quantitative Long/Short Fund’s shareholders, in that it allows shareholders to participate in a fund with a similar investment strategy and become part of a larger family of mutual funds run by an experienced investment adviser.

With respect to Comment 24(b), please refer to the Registrants’ response to Comment 5 above.

COMMENT 25. Q&A – Who Will Pay for the Reorganizations?

a.	The Staff notes the phrase “qualification of shares of the Federated Hermes Fund.” It is not clear to us what this means. Please explain or clarify.
b.	Provide an estimate of these costs, including what cost will be on per share basis and capital gain impact.

RESPONSE:

a. The Registrants will revise the noted disclosure as shown below (deletions stricken, additions bold and underlined):

(i) the Federated Hermes Funds will bear expenses, if any, associated with the ~~qualification~~ registration of shares of the Federated Hermes Funds for sale in the various states;

b. The Registrants will revise the noted disclosure as shown below (deletions stricken, additions bold and underlined):

(ii) to the extent that any transition of portfolio securities is required in connection with the Reorganizations, a Fund may incur transaction expenses associated with the transfer or sale and purchase of portfolio securities. The Funds shall be responsible for their respective transaction expenses associated with the sale and purchase of portfolio securities. However, as each security held by each Hancock Horizon Fund is eligible to be held by the corresponding Federated Hermes Fund, the amount of transaction costs incurred by the Hancock Horizon Funds and the Federated Hermes Funds in connection with these potential sales and acquisitions of portfolio securities is not expected to be material and not expected to cause a material capital gain impact based on an analysis of each Fund’s portfolio as of June 30, 2021. (Please refer to “Information About the Reorganizations – Costs of Reorganizations” in the attached Prospectus/Proxy Statement for further information.)

COMMENT 26. Summary

The Staff notes the following disclosure:

“The Hancock Horizon Funds Adviser and Federated Hermes Funds Advisers believe that the investment objectives, policies, risks and limitations of each Hancock Horizon Fund and its corresponding surviving Federated Hermes Fund are similar and that, except for Federated Hermes MDT Market Neutral Fund, the Federated Hermes Funds have competitive expense ratios with lower net expense ratios after waivers when compared to the Hancock Horizon Funds.”

Noting the use of the word “competitive,” are the Federated Hermes Fund gross expenses not lower as well? Aside from the Federated Hermes MDT Market Neutral Fund, revise accordingly.

RESPONSE:

The Registrants confirm the Federated Hermes Fund gross expenses are lower as well. Accordingly, the Registrants will revise the noted disclosure as shown below (deletions stricken, additions bold and underlined):

The Hancock Horizon Funds Adviser and Federated Hermes Funds Advisers believe that the investment objectives, policies, risks and limitations of each Hancock Horizon Fund and its corresponding surviving Federated Hermes Fund are similar and that, except for Federated Hermes MDT Market Neutral Fund, the Federated Hermes Funds have competitive expense ratios with lower gross expense ratios and net expense ratios after waivers when compared to the Hancock Horizon Funds.

COMMENT 27. Summary

With respect to the performance chart, this chart is difficult to read. It could be spaced out or organized into separate tables to make this more user friendly. It took a bit of effort to figure out how the fund comparisons of each reorganization was organized here,

RESPONSE:

Please refer to the Registrants’ response to Comment 8 above.

COMMENT 28. Summary

In the last paragraph of the section, please include an estimate of the transaction costs or flesh out more why it is immaterial.

RESPONSE:

The Registrants will update this disclosure consistent with the response to Comment 25 above.

COMMENT 29. Comparison of Investment Risks

a.	Please delete the cross-reference to the risks described in Annex B. Disclose risks in proxy/prospectus.
b.	To aid in the visual comparison, the chart should only include applicable risks to the funds (remove risks with no check marks).
c.	Delete the sub-heading “Investment Risks” as there is already a relevant sub-heading provided above the disclosure.
d.	With respect to the comparison of Hancock Horizon Quantitative Long/Short Fund and Federated Hermes MDT Market Neutral Fund, considering the differences in short exposure, would the market neutral fund generally be considered more risky than the long/short fund. If so, please explicitly state so.
e.	With respect to the comparisons of Hancock Horizon Funds and Federated Hermes Funds, certain fundamental policies or objectives appear to be material differences. Please explain why these differences do not require a shareholder vote under rule 17a-8.

RESPONSE:

a.	The Registrants will move the content of Annex B to the end of the section entitled “COMPARISON OF INVESTMENT RISKS” within the body of the prospectus/proxy statement.
b.	The Registrants will only include rows in each chart where the risks are applicable to at least one Fund included in such chart.
c.	The Registrants will delete the sub-heading “Investment Risks.”
d.	Supplementally, the Registrants believe that these two Funds have comparable risk profiles and neither would be expected to be materially more volatile than the other. The Federated Hermes MDT Market Neutral Fund’s short exposure increases leverage and decreases market exposure as compared to the Hancock Horizon Quantitative Long/Short Fund. While the use of greater leverage increases risk, the lower exposure to the market reduces risk.
e.	Please refer to the Registrants’ response to Comment 34 below.

COMMENT 30. Comparative Fee Tables

a.	Please confirm fees in this N-14 are current fees.
b.	In the second paragraph, the Staff notes the phrase “most recently completed fiscal six-month period.” How do you know which date is used? The Staff does not see any indication.
c.	In the introductory paragraph to the “Shareholder Fees and Annual Fund Operating Expenses” table, please make the following sentence bold per the requirements of Form N-1A: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and expense examples below.”
d.	The rows and columns should be reversed, it is a little hard to read visually.

RESPONSE:

a.	The Registrants confirm all fees in the Prospectus/Proxy Statement are current fees.
b.	The Registrants will revise the disclosure to include a table with the date of each Fund’s most recent annual or semiannual period, as applicable, for which the current fees are shown.
c.	The Registrants will make the noted sentence bold.
d.	Given the large number of Funds in the two Prospectus/Proxy Statements being filed by the Registrants, the Registrants believe that this presentation is the most efficient manner of providing all required fee table information and will not be confusing to shareholders. The Registrants note that others in the industry have similarly structured fee tables for large Form N-14 filings covering many reorganizations. In addition, as noted in response to Comment 11(d) above, the Registrant has undertaken to review all charts and tables to identify areas where the tables can be reformatted to assist shareholder review and will update the fee tables using alternating grey and white rows to improve readability and better lead the eye of readers to which funds and classes they should be comparing.

COMMENT 31. Comparative Fee Tables

The “Other Expenses” column from MDT Market Neutral Fund should be 0.48% for class IS and 0.73% for class A.

In addition, the Staff notes that if considering the short sales expenses to be a sub-caption of "other expenses," that needs to be made clear.

RESPONSE:

The Registrant will revise the MDT Market Neutral Fund Fee Tables as shown below to clarify the other expenses sub-captions and reflect the noted 0.48% and 0.73% of other operating expenses.

				Other Expenses[1]
		Management Fee	Distribution (12b-1) Fee	Other Operating Expenses	Dividends and Other Expenses Related to Short Sales	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Fee Waiver and Expense Reimbursement	Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement
Hancock Horizon Quantitative Long/Short Fund	IS	0.80%	None	0.39%	0.18%	0.05%	1.42%	None	1.42%
Federated Hermes MDT Market Neutral Fund (Current Fees and Combined Pro Forma)	IS	0.80%	None	0.48%	1.42%[2]	0.01%[2]	2.71%	(0.20)%[3]	2.51%

Hancock Horizon Quantitative Long/Short Fund	I	0.80%	None	0.63%	0.18%	0.05%	1.66%	None	1.66%
Federated Hermes MDT Market Neutral Fund (Current Fees and Combined Pro Forma)	A	0.80%	0.00%[4]	0.73%	1.42%[2]	0.01%[2]	2.96%	(0.20)%[3]	2.76%

COMMENT 32. Investment Advisory Fees and Other Fees/Expenses

a.	In the table under the sub-heading “Investment Advisory Fees,” with respect to the Hancock Horizon Diversified International Fund, explain why the target fund having a lower advisory fees and different breakpoint levels is not a material change to the advisory contract that would require a vote under rule 17a-8.
b.	In the table under the sub-heading “Investment Advisory Fees,” with respect to the Federated Hermes Global Allocation Fund and Federated Hermes Municipal Bond Fund, Inc., please explain the basis for advisory fees based on gross income.

RESPONSE:

a.	Please refer to the Registrants’ response to Comment 34 below.
b.	Supplementally, the Registrants note that this is not a performance fee because it is not tied to the investment performance of a Fund. As calculated for this investment advisory fee, gross income includes, in general, discounts earned on U.S. Treasury bills and agency discount notes, interest earned on all interest-bearing obligations and dividend income recorded on the ex-dividend date, but does not include capital gains or losses or reduction for expenses. The inclusion of a percentage of gross income in the advisory fee structure aligns with the income investment objective of each Fund, and each Fund’s investment advisory agreement, including the advisory fee, was approved by the Fund’s board of trustees after careful consideration consistent with the board’s duties under Section 15(c) of the 1940 Act.

COMMENT 33. Information About the Reorganizations

a.	Under “AIC Board Considerations,” did the AIC Board consider the state tax impact to shareholders of the Mississippi and Louisiana municipal funds?
b.	Confirm supplementally that all considerations adverse to the reorganization are included.
c.	In the fourth bullet point, the Staff notes the word “competitive” are the Federated Hermes Fund gross expenses not lower as well? Revise accordingly.
d.	In the fifth bullet point, the Staff does not see any justification for the following statement in the proxy/prospectus. Is this based on performance in Annex F?

“…although past performance is no guarantee of future results, Federated Hermes MDT Market Neutral Fund’s investment strategy is expected to produce more competitive investment performance on a going forward basis.”

e.	With respect to the twelfth bullet point, did the Board consider that new purchases on A shares will be subject to a sales charge? And did they consider an alternative share class?
f.	In the following sentence add the word “unanimously” if true; if not, indicate that the approval was not unanimous: “Based on the foregoing, the AIC Board unanimously approved the Plans and Reorganizations on behalf of the Hancock Horizon Funds.”
g.	In the following sentence add the word “unanimously” if true; if not, indicate that the approval was not unanimous: The Board of Trustees of the Federated Hermes Registrant (the “Federated Hermes Funds Board”) likewise unanimously approved the Reorganizations on behalf of the Federated Hermes Fund.”
h.	Under “Federated Hermes Funds Board Considerations,” confirm supplementally that all considerations adverse to the reorganization are included.
i.	Under the second bullet under “Federated Hermes Funds Board Considerations,” the Staff notes the phrase “competitive expense ratios with lower net expense ratios after waivers when compared to the Hancock Horizon Funds.” Should there also be a reference to lower gross expenses?
j.	Under the fourth bullet under “Federated Hermes Funds Board Considerations,” the Staff notes the phrase “and may benefit the performance of the Federated Hermes Fund over time.” The Staff generally doesn’t allow for statements regarding future performance. See Rule 156 under the Securities Act of 1933.
k.	In the last sentence under “Federated Hermes Funds Board Considerations,” please add the word “unanimously” to the following sentence if true; if not, indicate that the approval was not unanimous: “Based on the foregoing, the Federated Hermes Funds Board unanimously approved the Plans and Reorganizations on behalf of the Federated Hermes Fund.”

RESPONSE:

a.	Supplementally, the Registrants confirm that, as part of the total package of information provided to the AIC Board in connection with its consideration of each Reorganization, the AIC Board was presented with information regarding the potential impact from a tax perspective on shareholders moving from the Hancock Horizon Mississippi Tax-Free Fund and the Hancock Horizon Louisiana Tax-Free Income Fund into the Federated Hermes Municipal Bond Fund, Inc. As part of its consideration whether to approve this Reorganization, the Board took into account the tax impact to shareholders, along with all other information made available to the AIC Board, including information that may have been deemed by the AIC Board to provide greater support for the approval of a Reorganization and information that may have been deemed by the AIC Board to provide less support for the approval of a Reorganization. After considering the totality of all information presented to the AIC Board and weighing the positives and negatives of all information presented, the AIC Board determined that this Reorganization is in the best interest of these Hancock Horizon Funds and their shareholders and determined to approve the Reorganization. In its deliberations, the AIC Board did not identify any particular single piece of information that was all-important, controlling or determinative of its decision, but considered all of the information provided to the AIC Board together, and individual AIC Board members may have attributed different weights to various pieces of information.
b.	Supplementally, the Registrants confirm that all material factors considered by the AIC Board have been disclosed.
c.	The Registrants will revise the noted disclosure consistent with the response to Comment 26 above.
d.	The Registrants will strike the disclosure following Roman numeral (i) from the noted bullet point.
e.	Supplementally, the Registrants confirm that, as part of the total package of information provided to the AIC Board in connection with its consideration of each Reorganization, the AIC Board was presented with the fact that any future purchases of Class A shares of a Surviving Fund after the Reorganization made by an existing Investor Class shareholder of a Reorganizing Fund (a “Reorganizing Fund Shareholder”) would be subject to a sales charge unless: (i) such Reorganizing Fund Shareholder’s account opened on the books and records of the Surviving Fund as part of the Reorganization remains open and is held directly with the Surviving Fund’s transfer agent (and not through an intermediary); or (ii) such future purchase otherwise qualifies for a sales load exception pursuant to the terms of the Surviving Fund’s prospectus (such as, for example, that the shares are purchased through a program offered by a financial intermediary that provides for the purchase of shares without imposition of a sales charge and where the financial intermediary has agreed not to receive a dealer reallowance on purchases under the program).

As part of its consideration whether to approve the Reorganizations, the Board took into account the sales charge information above, along with all other information made available to the AIC Board, including information that may have been deemed by the AIC Board to provide greater support for the approval of a Reorganization and information that may have been deemed by the AIC Board to provide less support for the approval of a Reorganization. After considering the totality of all information presented to the AIC Board and weighing the positives and negatives of all information presented, the AIC Board determined that the Reorganizations are in the best interest of the Hancock Horizon Funds and their shareholders and determined to approve the Reorganizations. In its deliberations, the AIC Board did not identify any particular single piece of information that was all-important, controlling or determinative of its decision, but considered all of the information provided to the AIC Board together, and individual AIC Board members may have attributed different weights to various pieces of information.

Each Reorganization is intended to reorganize each share class of the applicable Hancock Horizon Fund into what the Federated Hermes Funds Advisers believe is the most appropriate and analogous share class of the corresponding Federated Hermes Fund. Accordingly, the Hancock Horizon Funds Adviser did not present the AIC Board with any alternative share classes to consider as part of the background materials, analyses and other information provided to the Board in connection with the April Meeting or as part of discussions held between the AIC Board and representatives of Hancock Horizon Funds Adviser at the April Meeting because the Hancock Horizon Funds Adviser believes that such information was not relevant to the terms of each proposed Reorganization. Accordingly, the Board did not consider an alternative share class in connection with its approval of each Reorganization.

f.	The Registrants will revise the noted disclosure to reflect that the AIC Board unanimously approved the Reorganizations on behalf of the Hancock Horizon Funds.
g.	The Registrants will revise the noted disclosure to reflect that the Federated Hermes Funds Board unanimously approved the reorganizations on behalf of the Federated Hermes Funds.
h.	Supplementally, the Registrants confirm that any factors adverse to the reorganizations that were considered by the Federated Hermes Funds Board are included.
i.	The Registrants will revise the noted disclosure consistent with the response to Comment 26 above.
j.	The Registrants will revise the noted disclosure consistent with the response to Comment 22 above.
k.	The Registrants will revise the noted disclosure to reflect that the Federated Hermes Funds Board unanimously approved the reorganizations on behalf of the Federated Hermes Funds.

COMMENT 34. About the Proxy Solicitation and the Special Meeting

Under paragraph five, why doesn't this require a vote of a majority of the outstanding voting securities of each Fund under the 1940 Act (a “40 Act Vote”)? It is unclear if the Funds are affiliated, and there are changes in certain fundamental policies and fundamental investment objectives that would require a 40 Act Vote under Rule 17a-8 if the Funds are affiliated.

RESPONSE:

The Registrants confirm that none of the Hancock Horizon Funds are affiliated with the Federated Hermes Funds. Accordingly, Rule 17a-8 is not applicable to any reorganization included in either Prospectus/Proxy Statement. However, the approval of Hancock Horizon Fund shareholders will be sought for each of the Reorganizations. Article V, Section 3 of the Amended and Restated Agreement and Declaration of Trust of the AIC Trust sets a majority of the shares entitled to vote of a Hancock Horizon Fund as the quorum required to transact business at this shareholder meeting and requires the vote of a majority of the shares of each Hancock Horizon Fund voted at such meeting to approve the applicable reorganization.

COMMENT 35. About the Proxy Solicitation and the Special Meeting

Under paragraph six, delete and revise the following disclosure to state broker non-votes will not be counted for purposes of quorum since only non-routine matters will be voted on. See NYSE rule 452.11: “… broker “non-votes”, therefore: (i) will be included for purposes of determining whether a quorum is present: …”

RESPONSE:

The Registrants will edit the noted disclosure as shown below (deletions stricken, additions bold and underlined):

Abstentions will be treated as votes present at the Special Meeting and therefore will be included for purposes of determining whether a quorum is present. However, abstentions will not be treated as votes cast at such Special Meeting. Abstentions, therefore, will have no effect on proposals that require an affirmative vote of a majority of votes cast for approval. ~~and broker~~

In contrast, broker “non-votes” (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will not be treated as votes present at the Special Meeting and ~~but~~ will not be treated as votes cast at such Special Meeting~~. Abstentions and broker~~ Broker “non-votes”, therefore: (i) will not be included for purposes of determining whether a quorum is present; and (ii) will have no effect on proposals that require an affirmative vote of a majority of votes cast for approval.

COMMENT 36: Annex B Principal Investment Risks

Move Annex B disclosure to the body of proxy/prospectus.

RESPONSE:

The Registrants will move the content of Annex B to the end of the section entitled “COMPARISON OF INVESTMENT RISKS” within the body of the prospectus/proxy statement.

COMMENT 37: Annex C Comparison of Investment Limitations

Move Annex C disclosure to the body of proxy/prospectus.

RESPONSE:

The Registrants will move the content of Annex C to the end of the section entitled “COMPARISON OF INVESTMENT LIMITATIONS” within the body of the prospectus/proxy statement.

COMMENT 38: Statement of Additional Information

Add a hyperlink to the SAI for the Federated Hermes MDT Market Neutral Fund.

RESPONSE:

The Registrants will add the noted hyperlink now that the Federated Hermes MDT Market Neutral Fund registration statement has been filed.

Questions on this letter or requests for additional information may be directed to me at Leslie.Petrone@FederatedHermes.com.

Very truly yours,

/s/ Leslie C. Petrone
Leslie C. Petrone
Senior Manager
Federated Hermes, Inc.